October 30, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Maryse Mills-Apenteng and Edwin Kim

Re:	Universal Business Payment Solutions Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
File Number 001-35170

Ladies and Gentlemen:

Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Preliminary Proxy Statement on Schedule 14A (001-35170) (the “Proxy Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated October 11, 2012 from Ms. Maryse Mills-Apenteng, Special Counsel, to Bipin C. Shah, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the original filing of the Proxy Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

General

In your letter and notice to stockholders, please disclose the aggregate value of the consideration that will be provided by UBPS to acquire the JetPay, EMS, and ADC Entities.

Response:

As requested, the Company has revised the disclosure in the letter and notice to stockholders to disclose the aggregate value of the consideration that will be provided by UBPS to acquire the JetPay, EMS and ADC Entities.

In the appropriate places in your proxy statement, please revise to clarify how the fair value of the proposed acquisitions are calculated to determine if they represent the minimum of 80% of the value of the trust.

Response:

As requested, the Company has revised the disclosure throughout the Proxy Statement to clarify how the fair value of the proposed acquisitions are calculated.

United States Securities and Exchange Commission
October 30, 2012

Since stockholders are not required to vote against the proposals to redeem their shares, it is possible that the trust funds may be depleted significantly despite the acquisitions being approved by a majority of stockholders present. Please expand your disclosure to discuss this situation and consider adding a risk factor.

Response:

As requested, the Company has expanded its disclosure regarding redemption rights to address the potential depletion of the trust account and clarified an existing risk factor entitled “The Ability of UBPS Public Stockholders to exercise redemption rights may not allow UBPS to consummate the Transaction” to address this risk in additional detail.

Summary of the Proxy Statement

EMS, page 20

Please revise to clarify how the 20% revenue growth rate from 2009 to 2011 is calculated. It is unclear, for example, if it is an annualized average using USGAAP revenue figures.

Response:

As requested, the Company has revised its disclosure to clarify that the growth figure is calculated using US GAAP revenue figures.

Summary of the Terms of the Transaction, page 21

Please revise this section to clarify that AD Computer will acquire 100% of PTFS prior to its merger with UBPS.

Response:

As requested, the Company has clarified the disclosure under the heading “Summary of the Terms of the Transaction” to clarify that AD Computer will acquire 100% of PTFS prior to its merger with UBPS.

Please revise the summary term sheet to address the following:

Disclose the stock price targets for WLES to be entitled to receive an additional $5,000,000 in cash and shares of UBPS;

Describe the obligations of the EMS Stockholders partially securitized by the escrow agreement and how the amounts in escrow may be distributed during the 18-month window;

Clarify when the UBPS public warrants become redeemable; and

Describe the purchase price adjustments relating to net working capital, cash and indebtedness for AD Computer’s stockholders.

United States Securities and Exchange Commission
October 30, 2012

Response:

As requested, the Company has clarified the disclosure in the summary term sheet to provide the requested details above.

On page 22, you indicate that if the Acquisition Proposal is approved, UBPS may elect, and appears to have the discretion, to consummate any combination of transactions to achieve the minimum acquisition. Please revise throughout, as appropriate, to clarify this and to specify whether the board has determined the order of priority to be given to consummating one or more of the transactions. In addition, clarify whether UBPS would be subject to damages if it chose not to consummate one or more of the three transactions if all of the closing conditions were met.

Response:

As requested, the Company has clarified its disclosure with respect to its ability to consummate any combination of the transactions to achieve a Minimum Acquisition. The Company has further revised the disclosure to indicate that no order of priority has been given to consummating one or more of the transactions, and that UBPS may be subject to damages if it chose not to consummate one or more of the transactions if all of all closing conditions were met and such failure to consummate any such transaction was in breach of the applicable merger agreement under the terms thereof.

Since it does not appear that the consummation of any one transaction is contingent upon consummation of any other, please tell us and disclose whether the proposal to acquire each separate business should be presented as a separate matter to be voted upon. Please refer to Rule 14a-4(a)(3).

Response:

The Company has revised its disclosure throughout to make each of the transactions a separate proposal on which the shareholders must vote.

Risk Factors, page 31

It appears that a risk factor is warranted regarding your possible noncompliance with the Nasdaq minimum public holders rule and possible delisting, as reported in your Form 8-K filed September 17, 2012. Please revise or advise.

Response:

As requested, the Company has added a risk factor regarding possible delisting and referenced the notice described in the Form 8-K filed on September 17, 2012.

The Transaction

The Background of the Transaction, page 56

Please revise this section to provide a brief description of the other types of businesses that the board and management considered acquiring.

United States Securities and Exchange Commission
October 30, 2012

Response:

As requested, the Company has added a brief description of the approximate number and type of businesses that the board and management considered acquiring prior to deciding to move forward with the proposed transactions.

Please revise to clarify the services or “material assistance” that EarlyBird provided UBPS for its contingent fee of approximately $2,070,000.

Response:

As requested, the Company has provided a description of the services and “material assistance” that EarlyBird provided the Company.

Please identify the former employee of Mr. Shah that introduced JetPay to UBPS, as described on page 58.

Response:

As requested, the Company has identified the former employee of Mr. Shah that introduced JetPay to the Company.

Please expand your discussion to provide more detailed disclosure regarding the financial and other information, due diligence, and data requirements that are referenced throughout the background discussions of each of the three merger agreements described on pages 58 through 60.

Response:

As requested, the Company has expanded its disclosure to provide more detailed disclosure regarding the information requirements referenced throughout the background discussions, including a representative list of the due diligence requested from each of the three target companies.

To the extent relevant, please provide expanded disclosure regarding the negotiations of the material terms of each of the three merger agreements. We note that only the terms that eventually became the agreed upon terms are discussed in detail. If there were any other offers or counter-offers for material terms such as consideration, please disclose them.

Response:

As requested, the Company has revised its disclosure to include a description of any other offers or counter-offers with respect to the material terms of the three merger agreements.

Recommendation of the UBPS Board; UBPS’s Reasons for the Acquisition Proposal, page 62

Please revise each bullet point discussion of the favorable factors considered by the board to provide more details, both qualitative and quantitative. As a non-exclusive example, please clarify how the board considered the valuation of comparable companies. Please identify the companies used in this analysis and clarify what valuation methods were used.

United States Securities and Exchange Commission
October 30, 2012

Actions That Maybe Taken to Secure Approval of UBPS Stockholders, page 65

We note that UBPS, the Initial Stockholders, or UBPS management may acquire additional shares in the public market or in privately negotiated transactions with stockholders that may intend to vote against the transaction. Please explain to us whether such activity may be considered a tender offer.

Response:

The Company does not believe any privately negotiated transactions to acquire additional shares from stockholders would constitute a tender offer.  The Company intends that any purchases would be made pursuant to arms-length negotiations solely with a small number of sophisticated institutional investors holding large amounts of stock who have otherwise indicated their intention to exercise their redemption rights.  Each stockholder involved in negotiations would have the right at all times to reject any proposals and receive its full pro rata share of the funds in the trust account, and therefore, will feel no coercion to accept any proposal made by the Company.  Under the eight-part test discussed in Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), the factors examined to determine whether a transaction is a tender offer are whether the transaction:  (1) involves an active and widespread solicitation of security holders; (2) involves a solicitation for a substantial percentage of the issuer's stock; (3) offers a premium over the market price;  (4) contains terms that are fixed as opposed to flexible; (5) is conditioned upon the tender of a fixed number of securities; (6) is open for a limited period of time; (7) pressures security holders to respond; and (8) would result in the bidder acquiring a substantial amount of securities.  (See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985); Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979)).  Several of these factors will not be present in connection with any such purchases from the Company’s stockholders.  Only a limited number of sophisticated institutional stockholders will be solicited for transactions.   The terms which the Company will offer to various stockholders will not be fixed, but will be individually negotiated with each stockholder.  The proposals made to various stockholders will not be subject to any particular acceptance period applicable to all stockholders, but will be subject to individualized negotiation.  The stockholders will have no “pressure” to accept any proposal, as each stockholder is always entitled to redeem its shares for a pro rata portion of the cash in the trust account.  For these reasons, the Company does not believe that the potential purchases would constitute a tender offer.

Proposed Credit Facility, page 94

Please revise to identify the unidentified lender of the proposed credit facility you seek to enter and file the term sheet as an exhibit, or explain why you believe such disclosure is not material despite the specific terms you present in your proxy statement.

Response:

As requested, the Company has included the term sheet regarding the proposed credit facility. The Company sought, but was not able to obtain, the consent of the unidentified lender. Instead, the Company has revised its disclosure to provide a more detailed description of the nature of the unidentified lender.

Please revise to clarify the impact on your Acquisition Proposal if you are unable to obtain sufficient funding to close the three acquisitions. Please consider adding a risk factor as well.

United States Securities and Exchange Commission
October 30, 2012

Response:

As requested, the Company has revised its disclosure throughout to clarify the impact of being unable to obtain sufficient financing. The Company has also added a risk factor entitled “If UBPS is unable to obtain sufficient financing, it may be unable to consummate the Transaction.”

The Charter Proposal, page 102

Please revise to provide more detail regarding the proposed charter changes you seek. Please clarify whether the board has unlimited discretion to set the size of the board, identify the customary market provisions that will be altered, and identify the SPAC provisions you seek to eliminate. Further, please advise us whether each of these proposed charter amendments should be presented as a separate matter to be voted upon. Please refer to Rule 14a-4(a)(3).

Response:

As requested, the Company has provided additional details regarding the charter changes sought. Additionally, the Company has revised the description of the proposed charter amendments to present such proposed amendments as separate proposals to be voted upon by the stockholders.

UBPS’s Business, page 124

Please revise to clarify how UBPS is funding its business combination search and due diligence costs.

Response:

As requested, the Company has revised its disclosure under the heading “Selection of a Target Business and Structuring of UBPS’s Initial Business Combination” to include disclosure regarding the funding of its search for an initial business combination.

Legal Proceedings, page 152

Please revise to disclose whether JetPay is currently a party to a legal proceeding involving Direct Air, and if so, please identify the court and the amount of claims involved. We note that you indicate that JetPay’s sponsor bank, Merrick Bank, incurred chargebacks “in excess of $25 million,” but do not provide quantitative disclosure of whether the chargebacks materially exceeds the $25 million policy limits.

Response:

As requested, the Company has revised this disclosure to clarify whether JetPay is currently a party to a legal proceeding and to provide additional quantitative disclosure about the size of the incurred chargebacks.

United States Securities and Exchange Commission
October 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 145, 154, and 164

Please consider substantially revising your management’s discussion and analyses for JetPay, EMS, and AD Computer to include overview sections for each entity that provides further quantitative and qualitative disclosure that focuses on the material trends, events, and uncertainties. Your management’s discussion and analysis should give readers a view of the company through the eyes of management by providing key metrics used by management. See Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

As requested, the Company has revised the disclosure regarding management’s discussion and analysis for each of JetPay, EMS and AD Computer to provide further quantitative and qualitative disclosure with respect to each company in accordance with Release 33-8350.

Description of Business for Jetpay, EMS and AD Computer, pages 149, 159, and 170

Please revise each of the respective business sections of Jetpay, EMS, and AD Computer to provide disclosure of the competitive conditions of their respective markets, the effect of seasonality, and a description of their respective suppliers, to the extent material to an understanding of their businesses.

Response:

As requested, the Company has included disclosure regarding the competitive condition, the seasonality and a description of the suppliers of each of JetPay, EMS and AD Computer to the extent material to their respective businesses.

EMS’s Business, page 159

Please revise to provide a description of the business of BizFunds, LLC and how it relates to EMS’s core business.

Response:

As requested, the Company has revised its disclosure to include a description of the business of Bizfunds, LLC and its relationship to EMS.

The ADC Entities’ Business, page 164

Please revise to provide more details of the business of PTFS and how it interacts with AD Computer. In particular, please clarify whether PTFS has any other operations outside of business related to AD Computer and its customers. Further, please describe any material agreements between AD Computer and PTFS and whether any will continue after the acquisition.

Response:

As requested, the Company has revised its disclosure to provide additional detail on the relationship between PTFS and AD Computer. The Company has also provided additional details regarding the business operations of PTFS and the material contracts governing the relationship between the parties.

United States Securities and Exchange Commission
October 30, 2012

Beneficial Ownership of Securities, page 173

Please revise the notes (1), (2), (4), and (5) on page 174 to disclose the natural persons that have investment or voting power of the securities beneficially owned by the entities listed in your beneficial ownership table.

Response:

The Company informs the Staff that it has disclosed in footnote 5 on page 190 the natural persons who control Bulldog Investors and that the Company does not know the identity of any natural persons who control any other non-public entity shareholders of the Company. Accordingly, the Company respectfully submits that it has provided all of the information required by Item 403 of Regulation S-K.

Future Stockholder Proposals, page 186

Please provide the deadlines for stockholders proposals required for your next annual meeting, as required by Rule 14a-5(e).

Response:

As requested, the Company has revised the disclosure under the heading “Future Stockholder Proposals” to include the deadline for stockholders to submit proposals for the next annual meeting of the Company.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 116

We note from disclosure in Note 2 that you have included pro forma adjustments to reduce the salaries and related costs for the sellers of EMS who will depart the company upon the closing of the transaction. Please explain your basis for these adjustments and tell us what consideration was given to the requirement that the adjustments be factually supportable in accordance with Rule 11-02(b)(6)(iii) of Regulation S-X. In this regard, please tell us how you considered the uncertainty associated with whether the acquired businesses would have generated the same amount of revenue had they been managed and operated without these individuals.

Response:

As requested, the Company has revised its disclosure in Note 2 to substantiate the basis for the adjustments to reduce salaries and related costs. The Company has examined Rule 11-02(b)(6)(iii) of Regulation S-X and determined that such adjustments are factually supportable. Additionally, the Company has considered whether the departure of this individual would impact the historical revenue earned by EMS and concluded that such individual’s departure would have no impact on the generation of revenue. The effects, if any, of the departure of the individual in question on the revenues generated by EMS are not expected to be material.

Electronic Merchant Systems and Affiliate

Interim Financial Statements, page F-34

Please revise to label the interim financial statements for Electronic Merchant Systems and Affiliate as of and for the six months ended June 30, 2012 and 2011 as “unaudited.”

United States Securities and Exchange Commission
October 30, 2012

Response:

As requested, the Company has revised its disclosure to clarify that the interim financial statements for EMS and Affiliate are unaudited.

The JetPay Companies

Interim Financial Statements, Page F-63

We note your disclosure on page F-66 that the interim financial statements for The JetPay Companies have not been reviewed by independent accountants. Please revise to include interim financial statements for The JetPay Companies that have been reviewed by an independent accountant. Please refer by analogy to Rule 10-01(d) of Regulation S-X.

Response:

As requested, the Company has revised its disclosure to include the reviewed interim financial statements for the JetPay Companies.

AD Computer Corporation

Financial Statements, page F-80

Please tell us what consideration was given to filing the interim period financial statements as of and for the six month period ended June 30, 2012 of A D Computer Corporation, as well as Payroll Tax Filing Services, Inc., which comprise “the ADC Entities,” pursuant to Rule 3-05(b)(2) of Regulation S-X.

Response:

As requested, the Company has revised its disclosure to include the reviewed interim financial statements for AD Computer and PTFS.

Other

Please provide a preliminary copy of your proxy card.

Response:

A copy of the Company’s proxy card has been included with this correspondence.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 9A. Controls and Procedures, page 35

We note that your principal executive and financial officers concluded that “during the period covered by this report, the Company’s disclosure controls and procedures were effective.” Please confirm that your disclosure controls and procedures were effective as of the end of the period covered by the report. Note that this comment also applies to your subsequent Forms 10-Q. Please refer to Exchange Act Rule 13a-15(b) and provide conforming disclosure in future filings accordingly.

United States Securities and Exchange Commission
October 30, 2012

Response:

As requested, the Company confirms that our disclosure controls and procedures were effective as of the end of the period covered by the Company’s annual report on Form 10-K for the year ended September 30, 2011. As requested, we will provide confirming disclosure in future filings.

* * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

The Company must mail the Proxy Statement no later than Novermber 12, 2012. If the Proxy Statement is not mailed by that date, the Company does not think it will be able to complete the acquisition by the February 9, 2012. The Company appreciates the Staff’s cooperation in meeting this deadline and insuring that the Company continues. If you have any questions, please feel free to contact me by telephone at 215.994.2510 (or by facsimile at 215.655.2510). Thank you for your cooperation and attention to this matter.

Sincerely,

James A. Lebovitz

cc:	Bipin c. Shah, Universal Business Payment Solutions Acquisitions Corporation